UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EXTERRAN HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

30225X103

(CUSIP Number)

Jon Wasserman, Esq.

Equity Group Investments, L.L.C.

2 North Riverside Plaza, Suite 600

Chicago, Illinois 60606

312-454-1800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2011

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this SCHEDULE 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 30225X103	SCHEDULE 13D	PAGE 2 OF 6

1.	Name of reporting persons. EGI-Fund (11-13) Investors, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) a ☐ b ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is equired pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power – 0
	8.	Shared voting power – 3,400,000
	9.	Sole dispositive power – 0
	10.	Shared dispositive power – 3,400,000
11.	Aggregate amount beneficially owned by each reporting person 3,400,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.3%(1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 64,049,602 shares of Common Stock, par value $0.01, outstanding on October 27, 2011, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2011.

CUSIP No. 30225X103	SCHEDULE 13D	PAGE 3 OF 6

1.	Name of reporting persons. KMJZ Investments, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power – 0
	8.	Shared voting power – 3,400,000
	9.	Sole dispositive power – 0
	10.	Shared dispositive power – 3,400,000
11.	Aggregate amount beneficially owned by each reporting person 3,400,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.3% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 64,049,602 shares of Common Stock, par value $0.01, outstanding on October 27, 2011, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2011.

CUSIP No. 30225X103	SCHEDULE 13D	PAGE 4 OF 6

1.	Name of reporting persons. Chai Trust Company, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) WC, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with	7.	Sole voting power – 0
	8.	Shared voting power – 6,317,840
	9.	Sole dispositive power – 0
	10.	Shared dispositive power – 6,317,840
11.	Aggregate amount beneficially owned by each reporting person 6,317,840
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 9.9% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based on 64,049,602 shares of Common Stock, par value $0.01, outstanding on October 27, 2011, as reported by the Issuer on its Form 10-Q for the period ended September 30, 2011.

CUSIP No. 30225X103	SCHEDULE 13D	PAGE 5 OF 6

ITEM 1. Security and Issuer.

This is Amendment No. 1 to Schedule 13D which relates to the common stock, par value $0.01 per share (“Common Stock”), of Exterran Holdings, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 12001 North Houston Rosslyn, Houston, Texas 77086.

ITEM 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons have effected the acquisition of Common Stock solely for the purpose of investment and intend to review this investment on a continuing basis. Depending on various factors, including but not limited to each Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock, conditions of the securities markets, and general economic and industry conditions, each of the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing its current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D, as amended. Without limiting the foregoing, each Reporting Person may, from time to time, acquire or cause affiliates to acquire additional Common Stock, dispose of some or all of its Common Stock or continue to hold Common Stock (or any combination or derivative thereof). In addition, without limitation, the Reporting Persons may directly or indirectly engage in discussions with members of management, directors, and stockholders of the Issuer and other parties, concerning extraordinary corporate transactions (including but not limited to a merger, reorganization or liquidation) relating to the Issuer as well as concerning its business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents and agreements.

On December 6, 2011, the Issuer appointed Mark Sotir as its executive vice chairman, effective December 12, 2011. Mr. Sotir previously became a member of the board of directors of the Issuer in November 2011. Mr. Sotir is a managing director of Equity Group Investments, L.L.C. (“EGI”), an affiliate of the Reporting Persons, serves on the board of directors of certain private affiliates of EGI, and previously served on the board of directors of public affiliates of EGI. Mr. Sotir is not an officer of any of the Reporting Persons, Fund 05-07, Fund 08-10 or SZI, and has no voting or dispositive power over any of the shares of Common Stock held or beneficially owned by the Reporting Persons, Fund 05-07, Fund 08-10 or SZI.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, no Reporting Person has any present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that each Reporting Person may, at any time, review or reconsider its position with respect to the Issuer and reserves the right to develop such plans or proposals.

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: December 12, 2011

EGI-FUND (11-13) INVESTORS, L.L.C. KMJZ INVESTMENTS, L.L.C.

Each by:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

CUSIP No. 30225X103	SCHEDULE 13D	PAGE 6 OF 6

CHAI TRUST COMPANY, LLC

By:	/s/ PHILIP G. TINKLER
Name:	Philip G. Tinkler
Title:	Vice President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)